February 14, 2006
Angela Connell U.S. Securities and Exchange Commission 100 F Street, N.E. Mail Stop 4561 Washington, D.C. 20549
Re:	Legg Mason, Inc. Form 10-K for the Year Ended March 31, 2005 Filed June 3, 2005 File No. 001-08529
Dear Ms. Connell:
We are in receipt of your comment letter dated February 3, 2006 and provide responses below to each comment as requested.
Critical Accounting Policies Intangible Assets and Goodwill - Page 51
Comment 1:

In the first paragraph on page 53 you disclose that you have "generally" recorded contingent payments as additional goodwill. Please clarify your use of the term "generally" and tell us how you have accounted for contingent payments when it has not been considered additional goodwill.

Response:

All contingent payments made by Legg Mason historically have been accounted for as additional goodwill. However, we used the term "generally" because there may be circumstances in which additional payments are recorded as something other than goodwill. Going forward, we will modify our disclosure to remove the word "generally" and indicate that historically, all such payments have been recognized as additional goodwill. In instances, where that may not be the case in the future, including a recent acquisition in which contingent consideration will reduce the liability created by the fair value of net assets acquired exceeding the purchase consideration, we will disclose the specific accounting treatment.

Angela Connell, Senior Accountant U.S. Securities and Exchange Commission February 14, 2006 Page 2 of 3
Note 1: Summary of Significant Accounting Principles Earnings per share - Page 67
Comment 2:

In future filings, please revise your footnote to state that the prior period earnings per share amounts have been restated to reflect the stock-split, which was effective September 2004. Refer to paragraph 54 of SFAS 128.

Response:	Please note that this disclosure is included in Note 12, "Capital Stock". In future filings, we will also disclose this information in the Earnings Per Share section of Note 1 as follows:
"All share and per share information have been retroactively restated to reflect the September 2004 three-for-two stock split."
Note 5. Investments - Page 6
Comment 3:

We note your disclosure in footnote (1) to your table of investment securities on page 69 that other investment securities includes investments in private equity and debt securities and non-trading securities, primarily warrants, that do not have readily determinable fair values. Please explain to us your accounting policy for warrants, including how you considered the guidance in paragraphs 6-9 of SFAS 133 in determining whether your warrants meet the definition of a derivative instrument which should be accounted for at fair value.

Response:

The warrants referred to in this disclosure were held by our primary broker-dealer subsidiary and met the definition of a derivative instrument. We valued the warrants based upon the fair value of the underlying security, which, in some cases, was based upon an independent market price or broker or dealer quote. In cases where the underlying security was not actively traded, we used estimates of fair value taking into consideration available financial information of the company and information about the industry in which it operated. The footnote might have more precisely stated:

"Includes investments in private equity and debt securities that do not have readily determinable fair values and non-trading securities, primarily warrants, held by the Parent's broker-dealer subsidiaries."

The broker-dealer subsidiary that owned the warrants was sold on December 1, 2005. Historical results and financial position of this subsidiary are now reflected as discontinued operations. We revised the information contained in Item 6 (Selected Financial Data), Item 7 (Management's Discussion and Analysis of Financial Condition and Results of Operations) and Item 8 (Financial Statements and Supplementary Data) of our Annual Report on Form 10-K for the fiscal year ended March 31, 2005 to reflect this reclassification to discontinued operations in a current report on Form 8-K filed on December 7, 2005.

Angela Connell, Senior Accountant U.S. Securities and Exchange Commission February 14, 2006 Page 3 of 3
Note 9. Commitments and Contingencies - Page 72
Comment 4:	Please revise future filings to disclose the basis you use to recognize rental expense, specifically addressing how you consider lease renewals, rent holidays and rent escalation clauses.
Response:	We will enhance our disclosure for rental expense in Note 9 as follows:

"Legg Mason recognizes rent expense ratably over the lease term based upon the aggregate lease payments. The lease period is determined as the original lease term without renewals, unless and until the exercise of lease renewal options is reasonably assured, and also includes any period provided by the landlord as a "free rent" period. Aggregate lease payments include all rental payments specified in the contract, including contractual rent increases, and are reduced by any lease incentives received from the landlord, including those to be used for tenant improvements."

In connection with our response to your comment letter, we acknowledge that:

We are responsible for the adequacy and accuracy of the disclosure in the filing;
Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any additional questions or would like any additional clarification, please contact Theresa McGuire (410-454-3640) or me (410-454-2935).

Sincerely,
/s/ Charles J. Daley, Jr.
Charles J. Daley, Jr. Chief Financial Officer, Senior Vice President and Treasurer

cc: Margaret Fitzgerald, U.S. Securities and Exchange Commission, Division of Corporation Finance